VIA EDGAR
December 22, 2010
Ms. Amy Geddes
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Correspondence from you dated December 20, 2010 concerning RailAmerica, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 26, 2010 File No. 001-32579
Dear Ms. Geddes:
     This letter is in response to your correspondence dated December 20, 2010 concerning the filing listed above for RailAmerica, Inc. In that letter, you asked that we amend our filings and respond to the comments within 10 business days or advise the staff when we will respond. As directed by you, we respectfully advise the staff that we do not expect to be in a position to respond within the 10 business day period, as we continue to work on our response, and anticipate that we will require additional time in order to respond fully to your letter. We currently expect to respond no later than January 31, 2010. In the meantime, please do not hesitate to contact me. I can be reached at (904) 538-6160.

Sincerely,
/s/ B. Clyde Preslar
B. Clyde Preslar
Senior Vice President and Chief Financial Officer RailAmerica, Inc.

cc: Scott G. Williams, Senior Vice President and General Counsel

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